Exhibit 3.26

AMENDMENT TO OPERATING AGREEMENT
OF BERLIN RADIATION THERAPY TREATMENT CENTER, LLC

This Amendment to Operating Agreement (the “Amendment”) is entered into as of this 10th day of January, 2005 by and between Maryland Radiation Therapy Management Services, Inc., a Maryland corporation (“MRTMS”) and Peninsula Health Ventures, Inc., a Maryland corporation (“Peninsula”).

RECITALS

A.            MRTMS and Peninsula are parties to that certain Operating Agreement dated as of January 1, 2005 (the “Original Agreement”).

B.            MRTMS and Peninsula desire to amend the Original Agreement to reflect certain modifications.

NOW, THEREFORE, for and in consideration of the mutual covenants herein contained, the parties agree as follows:

1.             Section 4.1(a) of the Original Agreement is hereby deleted and replaced with the following provision:

The day-to-day management of the operations of the Company shall be vested in the MRTMS Member. The authority to establish the overall business policy and direction of the Company shall be vested in a management committee (the “Management Committee”) consisting of six (6) persons, each a “Manager.” Three (3) Managers shall be selected by the MRTMS Member (the “MRTMS Managers”) and three (3) Managers shall be selected by the Peninsula Member (the “Peninsula Managers”). The MRTMS Managers shall vote as one on all matters which require the approval of the Management Committee (the “MRTMS Vote”) and the Peninsula Managers shall vote as one on all matters which require the approval of the Management Committee (the “Peninsula Vote”). Each Manager shall serve for a term of 24 months. Upon any vacancy prior to the expiration of the 24 month term of any Manager, the Member which initially selected such departing Manager shall select such departing Manager’s replacement which replacement shall serve in such Manager’s stead for the remainder of such term. The Management Committee shall meet as necessary, but not less frequently than semi-annually, or at any time upon the request of any Manager upon at least ten (10) business days notice to the other Managers. Such meetings shall take place at the principal place of business of the Company or at such other location as mutually agreed or by telephone conference. A Manager may be present in person or by teleconference. A quorum for meetings of the Management

Committee shall consist of one MRTMS Manager and one Peninsula Manager.

2.             No Other Amendments. The provisions of this Amendment shall not affect, amend, modify or change any other provisions of the Original Agreement other than as explicitly set forth herein. The terms of the Original Agreement not affected, modified or changed by virtue of this Amendment shall remain in full force and effect.

3.             Counterparts. This Amendment may be executed in counterparts, each of which shall be considered an original and all of which taken together shall constitute a single instrument.

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IN WITNESS WHEREOF, the parties have executed this Amendment as of the date above first written.

MARYLAND RADIATION THERAPY
MANAGEMENT SERVICES, INC.

By:	/s/ David M. Koeninger
Name: David M. Koeninger
Title: Vice President

PENINSULA HEALTH VENTURES, INC.

By:	/s/ Authorized Signatory
Name:
Title:

3

OPERATING AGREEMENT

OF

BERLIN RADIATION THERAPY TREATMENT CENTER, LLC

OPERATING AGREEMENT, dated as of January 1st, 2005, for Berlin Radiation Therapy Treatment Center, LLC, a Maryland limited liability company (the “Company”) between and among Maryland Radiation Therapy Management Services, Inc., a Maryland corporation (the “MRTMS Member”) and wholly owned subsidiary of Radiation Therapy Services, Inc., a Florida corporation (“RTSI”), and Peninsula Health Ventures, Inc., a Maryland corporation (the “Peninsula Member”). Each of the MRTMS Member and the Peninsula Member shall be individually referred to herein as a “Member” and collectively as “Members”.

The Members desire to enter into an agreement with respect to the management and operation of the Company and to set forth their respective rights and obligations with respect thereto.

In consideration of the premises and the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

DEFINED TERMS

Section 1.1            Definitions. When used in this Agreement, the following capitalized terms shall have the meanings ascribed to them below:

“Act” means the Maryland Limited Liability Company Law, as the same may be amended from time to time.

“Affiliate” means any person or entity that directly or indirectly is, is controlled by, is under common control with, or controls a Member for purposes hereof “control” shall mean, with any respect to any entity, the overlapping management and ownership interest of greater than 50% of such entity.

“Agreement” means this Operating Agreement, as the same may be amended or modified from time to time.

“Articles of Organization” means the Articles of Organization of the Company filed with the Secretary of State of the State of Maryland and any and all amendments thereto and restatements thereof filed on behalf of the Company from time to time with the State of Maryland pursuant to the Act. A copy of the Articles of Organization is attached hereto as Exhibit A.

“Bankruptcy” The bankruptcy of a Member or the Company shall be deemed to occur at the earliest of the time when (i) such Member or the Company files a petition in bankruptcy; (ii) such Member or the Company voluntarily takes advantage of any bankruptcy or insolvency law; (iii) such Member or the Company files any petition or application for the appointment of a receiver or trustee; or (iv) a petition or answer is filed proposing the adjudication of such Member or the Company as a bankrupt or seeking the appointment of a receiver or trustee for the Company or Member, and such Member or the Company either consents to the filing thereof, or such petition or answerer is not discharged or denied prior to the expiration of 60 days from the date of such filing.

“Capital Account” means, with respect to any Member, the account maintained for such Member in accordance with the provisions of Article 5 hereof.

“Code” means the Internal Revenue Code of 1986 as amended from time to time, and the regulations promulgated thereunder or any corresponding federal tax statute enacted after the date of this Agreement. A reference to a specific section of the Code refers not only to such specific section but also to any corresponding provision of any federal tax statute enacted after the date of this Agreement, as such specific section or corresponding provision is in effect on the date of application of the provisions of this Agreement containing such reference.

“Members” shall have the meaning ascribed to it in the introductory paragraph of this agreement. For purposes of this Agreement, “Members” shall include the successor or successors in interest of the respective Members, by operation of law or otherwise.

“Net Cash Flow” With respect to any time period, the net income of the Company determined in accordance with generally accepted accounting principles, as may be in effect from time to time, consistently applied after (i) adding back, to the extent considered in calculating such amount, all non-cash expenses of the Company including, without limitation, depreciation and amortization; and (ii) deducting therefrom such amount as the Management Committee may determine to be necessary or appropriate to add to the Company’s reserves for future expenses or contingencies.

“Percentage Interest” at any time means, for each Member holding Units, the number of Units owned by such Member at such time divided by the aggregate number of outstanding Units at such time, expressed as a fraction. The Percentage Interest of each Member is set forth on Schedule A attached hereto.

“Person” means any individual, corporation, association, partnership, joint venture, trust, estate, limited liability company, or other legal entity or organization.

“Tax Matters Member” shall be such Person as shall be designated pursuant to Section 9.1.

“Units” means the units issued by the Company, as provided herein and shall also include any equity security issued in respect of or in exchange for such units, whether by way of dividend, split, recapitalization, merger, roll-up transaction, consolidation or reorganization.

“Withdrawal” shall have the meaning ascribed to it in Section 6.3.

ARTICLE 2

FORMATION; ISSUANCE OF UNITS AND TERM

Section 2.1            Name. The name of the Company formed hereby and by the filing of the Articles of Organization is Berlin Radiation Therapy Treatment Center, LLC. The business of the Company may be conducted, upon compliance with all applicable laws, under any other name designated by the Members.

Section 2.2            Formation.

(a)         The Members have formed the Company as a limited liability company under and pursuant to the provisions of the Act and agree that the rights, duties and liabilities of the Members shall be as provided in the Act, except as otherwise provided herein.

(b)         The name of each Member, the amount contributed by each Member to the capital of the Company, the Units owned by each member and the Percentage Interest of each Member are set forth on Schedule A attached hereto. The Management Committee shall be required to revise Schedule A from time to time as necessary to accurately reflect the information therein, including, without limitation, transfers of Units. Any amendment or revision to Schedule A made in accordance with this Agreement shall not be deemed an amendment to this Agreement. Any reference in this Agreement to Schedule A shall be deemed to be a reference to Schedule A as amended and in effect from time to time.

Section 2.3            Units. The Company shall be authorized to issue 1000 Units. Additional Units may not be issued without the approval of the Members.

Section 2.4            Term. The term of the Company shall commence on the date of the filing of the Articles of Organization with the State of Maryland and shall continue until December 31, 2019 or until dissolved by operation of law or in accordance with the provisions of this Agreement, whichever is earlier.

Section 2.5            Principal Place of Business. The principal place of business of the Company shall be Berlin, Maryland. At any time, the Members may change the location of the Company’s principal place of business.

Section 2.6            Qualification in Other Jurisdictions. The Members shall cause the Company to be qualified, formed or registered under assumed or fictitious name statutes or similar laws in any jurisdiction in which such qualification, formation or registration is required or desirable.

ARTICLE 3

PURPOSE AND POWERS OF THE COMPANY

Section 3.1            Purpose. The purpose of the Company is to provide radiation oncology services.

Section 3.2            Powers of the Company.

(a)         The Company shall have the power and authority to take any and all actions necessary, appropriate, advisable or incidental to or for the furtherance of the purposes set forth in Section 3.1.

(b)         The Management Committee may authorize any Person (including, without limitation, any Member) to enter into and perform or issue any agreement, instrument, certificate or other document on behalf of the Company that is approved by the Management Committee. Such authorization may include a grant of discretion and may be general with respect to types of transactions, agreements, instruments, certificates or other documents or may be limited to a particular transaction, agreement, instrument, certificate or other document.

ARTICLE 4

MANAGEMENT OF THE COMPANY

AND CONDUCT OF ITS OPERATIONS

Section 4.1            Management of the Company.

(a)           The authority to establish the overall business policy and direction of the Company shall be vested in a management committee (the “Management Committee”) consisting of six (6) persons, each a “Manager.” The MRTMS Member (thethe MRTMS Managers”) shall select Three (3) Managers and the Peninsula Member (thethe Peninsula Managers”) shall select three (3) Managers. The MRTMS Managers shall vote as one on all matters which require the approval of the Management Committee (the “MRTMS Vote”) and the Peninsula Managers shall vote as one on all matters which require the approval of the Management Committee (the “Peninsula Vote”). Each Manager shall serve for a term of 24 months. Upon any vacancy prior to the expiration of the 24 month term of any Manager, the Member which initially selected such departing Manager shall select such departing Manager’s replacement which replacement shall serve in such Manager’s stead for the remainder of such term. The Management Committee shall meet as necessary, but not less frequently than semi-annually, or at any time upon the request of any Manager upon at least ten (10) business days notice to the other Managers. Such meetings shall take place at the principal place of business of the Company or at such other location as mutually agreed or by telephone conference. A Manager may be present in person or by teleconference. A quorum for meetings of the Management Committee shall consist of one MRTMS Manager and one Peninsula Manager.

(b)           Without limiting the foregoing power of the Management Committee to establish the overall business policy and direction of the Company, the following actions shall require an affirmative MRTMS Vote and an affirmative Peninsula Vote:

(i)            approval of the annual capital and operating budgets of the Company;

(ii)           selection of officers of the Company;

(iii)          determination of distributions to Members, which must be in accordance with the Member’s Percentage Interests except as otherwise set forth herein; and

(iv)          approval, amendment, or termination of material contracts.

Section 4.2            Member Approval. Notwithstanding anything contained herein to the contrary, the approval of both Members shall be required to do any of the following:

(i)            approve the terms and conditions of all debt obligations in excess of $50,000 per obligation and/or $250,000 in the aggregate;

(ii)           authorize transactions with Affiliates of either Member other than (x) in the ordinary course of business on terms no less favorable than terms available from an uninvolved party and (y) such transactions and agreements with affiliates that exist or are in effect as of the date hereof;

(iii)          participation in any joint venture requiring the investment of capital of the Company;

(iv)          authorize a sale of all or substantially all of the assets of the Company;

(v)           authorize any merger or consolidation of the Company with any other entity or any other restructuring of the Company;

(vi)          change the scope of business of the Company;

(vii)         amend this Agreement or the Company’s organizational documents;

(viii)        admit new Members or the issuance of additional Units including to the present Members;

(ix)          any pledge, assignment, sale, gift, transfer, hypothecation, disposition, encumbrance of other change in the ownership of any Units;

(x)           return of a Member’s Capital Contribution; and

(xi)          voluntarily dissolve the Company.

ARTICLE 5

CAPITAL ACCOUNTS; ALLOCATION OF PROFITS AND LOSSES

Section 5.1            Capital Accounts. A Capital Account shall be established for each Member. Each Member’s initial Capital Contribution, additional Capital Contributions (if any), distributions, profits and losses shall be credited or charged to each Member’s Capital Account in accordance with Section 704 of the Code.

Section 5.2            Return of Capital Contribution.

(a)           Except as otherwise expressly provided herein, no Member shall have the right to demand, withdraw, reduce or receive a return of all or any portion of any Capital Contribution, and except as otherwise expressly provided herein, no Member shall have the right to demand or receive property other than cash in return for his Capital Contribution to the LLC.

(b)           Except as otherwise expressly provided herein, no Member shall have priority over any other Member with respect to the return of its respective Capital Contribution.

Section 5.3            Additional Capital Contributions. Other than as expressly set forth herein, Members shall not be required to make additional Capital Contributions.

Section 5.4            Member Loans. Members shall not be required to make loans to the Company. In addition, unless otherwise agreed to by the Members, no Member shall make a loan to the LLC (a “Member Loan”) unless all Members agree to make such loans in accordance with their respective Percentage Interests. The terms of any such loan shall be mutually agreed upon between the Members.

Section 5.5            Allocation of Profits and Losses.

(a)           Except as otherwise set forth herein, all allocations of profits and losses shall be determined in accordance with each Member’s respective Percentage Interest as of the last day of each fiscal quarter within such taxable year, in accordance with the accounting method used by the Company for federal income tax purposes.

(b)           Notwithstanding Section 5.4 above, so long as any Member Loan is outstanding, the Company’s Net Cash Flow shall be distributed to the Member or Members with outstanding Member Loans, pro rata in proportion to the amount of all Member Loans outstanding, until all Member Loans are repaid in full, together with all accrued interest thereon (e.g., if only one (1) Member has a Member Loan outstanding, the Company’s entire Net Cash Flow will be distributed to such Member until such Member Loan is repaid in full, together with all accrued interest thereon). Thereafter, after setting aside an appropriate reserve, as determined by the Management Committee, for expenses which are incurred but not reported, profits and losses shall be determined as set forth in this Agreement (e.g., in accordance with each Member’s Percentage Interest).

Section 5.6            Distribution in Kind. In the event any distributable proceeds consist of items other than cash, each Member shall be entitled to such proceeds on a pro rata basis in accordance with such Member’s Percentage Interest.

ARTICLE 6

MEMBERS

Section 6.1            Powers of Members. Except as otherwise required by applicable law, the Members shall have only the power to exercise any and all rights or powers granted to the Members pursuant to the express terms of this Agreement.

Section 6.2            Restrictive Covenants.

(a)           Each Member hereby covenants and agrees that from the date hereof until such Member’s Withdrawal (as such term is defined in Section 6.4 hereof), neither Member nor any Affiliate thereof shall, without first obtaining the prior written consent of the other Member, directly or indirectly, by contract or otherwise, at any location other than facilities owned or managed by such Member as of January 1, 2004: (i) establish, manage, operate, invest in or hold itself out as operating, either on its own or in collaboration with another person or entity, any facility that has as its purpose or function the offering of radiation oncology services, or contract with any physician group offering radiation oncology services (collectively, a “Competitive Business”) within Worcester County, Maryland, Wicomico County, Maryland or Somerset County, Maryland or Sussex County, Delaware (collectively, the “Restricted Counties”) or (ii) employ, hire or contract for services with any employees of the other Member within the Restricted Counties.

(b)           In the event either Member receives, develops or solicits a proposal (a “Proposal) relating to a Competitive Business within Dorchester County, Maryland, Talbott County Maryland, Accomack County, Virginia or Northampton County, Virginia, the following terms and provisions shall apply: (i) the Member that receives, develops or solicits any Proposal (the “Offering Member”) shall promptly give written Notice of such Proposal (the “Notice”) to the other Member (the “Offeree”) and (ii) the Notice shall contain (A) the name and address of the party making such Proposal and (B) all material terms and conditions of the Proposal, including without limitation, the principal economic terms of such Proposal. No Notice shall be deemed valid unless such Notice contains the principal economic terms of any Proposal. The Offeree shall have the first right to elect to participate with the Offering Member in accordance with the terms of the Proposal. Any election to so participate shall be exercised by delivery of written notice of the Offeree to the Offering Member of its election to participate (the “Election”) within 45 days after receipt of the Proposal by the Offeree. In the event such Election is not received by the Offering Member within 45 days after receipt of the Proposal by Offeree, the Offering Member may continue to negotiate such Proposal on substantially the same terms and without material modification for a period not to exceed 90 days from the last day of such 45 day period (such period, the “Proposal Period”). Any Proposal which has not been implemented or reduced to a written binding commitment within the Proposal Period will be deemed to have been abandoned, at which time the provisions of this Section 6.2(b) shall again be applicable.

(c)           Each Member acknowledges that: (i) the terms contained in this Section 6.2. are necessary for the reasonable and proper protection of the Company’s interests; and (ii) each and every covenant and restriction is reasonable in respect of such matter, length of time and geographical area.

(d)           If any court or tribunal of competent jurisdiction determines that the duration, geographical limit or any other aspect of any of the restrictive covenants set forth in this Section 6.2 is unenforceable in accordance with its terms in a particular jurisdiction, such covenant shall not terminate; instead, such covenant shall he deemed amended to the extent required to render it valid and enforceable in such jurisdiction and such court or tribunal is hereby authorized and directed to amend the restrictive covenants set forth in this Section 6.2 only to the extent that such court or tribunal determines such an amendment is necessary to make it valid and enforceable in said jurisdiction.

(e)           Each Member agrees that damages at law would be an insufficient remedy for the Company in the event any Member violates these provisions, and that the Company and the other Members shall be entitled to, among other remedies, make an application to a court of competent jurisdiction to obtain specific performance or to enjoin the continuing breach of such provisions. By seeking or obtaining any such relief, the aggrieved party will not be precluded from seeking or obtaining any other relief to which such party may be entitled.

Section 6.3            Prohibition Against Transfers of Units. Except upon mutual written consent of both Members, no Member shall sell, assign, mortgage, hypothecate, pledge, gift, encumber or otherwise transfer or dispose of its Units or cause to permit a change in the legal or beneficiary ownership of its Units. Any attempt at transfer or assignment in violation of this Agreement shall be null and void and of no effect.

Section 6.4            Disposition of Interests Upon Withdrawal.

(a)           Defined Terms. As used in this Section, the following capitalized terms shall have the following meanings:

(i)            “Withdrawal Event” shall mean with respect to any Member, (A) the Bankruptcy of such Member, (B) any transfer or purported transfer of such Member’s Units in contravention of Section 6.3 hereof or (C) the withdrawal of a Member due to the inability of the Members to reach agreement with respect to those actions which require consent of both Members as set forth in Section 4.2 hereof after engaging in good faith negotiations with respect thereto for a period of not less than forty-five (45) days.

(ii)           “Peninsula Withdrawal Event” shall mean the non-renewal or other termination of that certain Management Services Agreement, dated as of January 1, 2003 between Maryland Radiation Therapy Management Services, Inc., a Maryland corporation and Peninsula Regional Medical Center, a Maryland not-for-profit corporation.

(iii)          “Withdrawal” of a Member shall mean a Withdrawal Event with respect to such Member.

(b)           In the event of a Withdrawal by any Member, such Member’s Units may be transferred only to the Company.

Section 6.5            Purchase Price for Withdrawing Units.

(a)           The purchase price payable by the Company hereunder as a result of a Withdrawal (but not a Peninsula Withdrawal) shall be an amount equal to the Capital Account of such Member at the time of such Withdrawal. Such purchase price shall be payable by the Company not later than 90 days from the effective date of such Withdrawal.

(b)           In the event of a Peninsula Withdrawal Event on or before December 31, 2005, the purchase price payable by the Company to the Peninsula Member be an amount equal to (x) the purchase price paid by the Peninsula Member for its Units pursuant to that certain Participation Rights Agreement dated as of October 25, 2002 plus (y) 50% of the cost of all capital additions made to the LLC for the period between January 1, 2004 and December 31, 2005. Such purchase price shall be payable by the Company not later than 90 days from the effective date of such Withdrawal.

(c)           In the event of a Peninsula Withdrawal Event after December 31, 2005, the purchase price payable by the Company to the Peninsula Member shall be an amount equal to the Capital Account of the Peninsula Member at the time of such

Withdrawal. Such purchase price shall be payable by the Company to the Peninsula Member not later than 90 days from the effective date of such Withdrawal.

ARTICLE 7

OFFICERS

Section 7.1            General. The Management Committee may appoint officers of the Company, including a President, Chief Executive Officer, Chief Operating Officer, Secretary and Treasurer and such other or additional officers as the Management Committee may designate.

Section 7.2            Term of Office; Removal and Vacancy. Each officer shall hold office until his or her resignation or removal. Any officer or agent shall be subject to removal with or without cause at any time by the Management Committee. Vacancies in any office, whether occurring by death, resignation, removal or otherwise, may be filled at the discretion of the Management Committee.

ARTICLE 8

BOOKS AND RECORDS; BANK ACCOUNTS; INSURANCE

Section 8.1            Books and Records and Financial Statements.

(a)           At all times during the existence of the Company, the Company shall maintain, at its principal place of business, separate books of account for the Company that shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operation of the Company’s business. Any Member of the Company shall be permitted a right of access (upon reasonable notice and during reasonable business hours) to inspect the books and records of the Company; provided, however, that such Member shall be required to execute a confidentiality agreement prior to any such inspection, if and to the extent deemed necessary or appropriate by the Management Committee.

(b)           At all times while MRTMS shall remain a Member, MRTMS agrees to provide Peninsula with the annual audited consolidated balance sheets and profit and loss statements of RTSI which statements shall provide for the separate presentation of the operations of the LLC. Such statements shall be delivered to Peninsula not later than 135 days after the last day of the year for which such statements are prepared. MRTMS agrees that such statements shall be prepared by a nationally recognized accounting firm.

Section 8.2            Bank Accounts. The Management Committee shall be authorized to open one or more bank accounts for the Company in its reasonable discretion.

Section 8.3            Insurance. At all times during the existence of the Company, the Company shall maintain commercially reasonable levels of insurance sufficient to protect the business and operations of the Company.

ARTICLE 9

TAX MATTERS

Section 9.1            Tax Matters Member.

(a)           The MRTMS Member shall be the “Tax Matters Member” of the Company for purposes of Section 6231(a)(7) of the Code, who shall have the power to manage and control, on behalf of the Company, any administrative proceeding at the Company level with the Internal Revenue Service relating to the determination of any item of Company income, gain, loss, deduction or credit for federal income tax purposes.

(b)           The Tax Matters Member shall, within 10 days of the receipt of any notice from the Internal Revenue Service in any administrative proceeding at the Company level relating to the determination of any Company item of income, gain, loss, deduction or credit, mail a copy of such notice to each Member. The Tax Matters Member shall be reimbursed by the Company for costs and expenses incurred by it in the performance of such function.

(c)           The Tax Matters Member shall keep all Members informed of all notices from government taxing authorities which may come to the attention of the Tax Matters Member. The Company shall pay and be responsible for all reasonable third-party costs and expenses incurred by the Tax Matters Member in performing those duties. Each Member shall be responsible for any costs incurred by such Member with respect to any tax audit or tax-related administrative or judicial proceeding against such Member, even though such proceeding relates to the Company. The Tax Matters Member may not compromise any dispute with the Internal Revenue Service without the consent of both Members.

Section 9.2            Right to Make Section 754 Election. The Management Committee may make or revoke, on behalf of the Company, an election in accordance with Section 754 of the Code, so as to adjust the basis of Company property in the case of a distribution of property within the meaning of Section 734 of the Code, and in the case of a transfer of a Company interest within the meaning of Section 743 of the Code. Each Member shall, upon request of the Management Committee supply the information necessary to give effect to such an election.

Section 9.3            Taxation as Partnership. The Company shall be treated as a partnership for federal income tax purposes.

Section 9.4            Tax Withholding. Any Member and any assignee thereof, prior to any occasion on which any payment is to be made to such Member or assignee thereof which may be subject to the withholding requirements applicable under the Code or any other tax statute and any regulations promulgated pursuant or with respect thereto, shall furnish to the Company upon request the taxpayer identification number of the Member or assignee to which such payment is to be made and any other information reasonably requested by the Company and shall provide to the Company satisfactory evidence pursuant to the Code or any other tax statute or such regulations that no tax withholding requirements are applicable with respect to such payment or that such payment is subject to a reduced rate of withholding. The Company may withhold such amounts from any such payment as shall be required by the Code or any other statute or such regulations to preclude the imposition of, and each Member hereby indemnifies and agrees to defend and hold the other Members and the Company harmless from and against, any loss, expense (including, without limitation, reasonable attorneys’ fees), penalty or other liability on the part of the Company or the other Members by virtue of failure to effect such withholding, and shall provide to the Members, as required by law, all returns and reports required with respect thereto. Any amount required to be withheld shall be treated as a deemed distribution to the affected Member and shall be deducted from any contemporaneous or future actual distributions to such Member until the amount so deducted equals the amount withheld.

ARTICLE 10

LIABILITY, EXCULPATION AND INDEMNIFICATION

Section 10.1         Liability.

(a)           Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

(b)           Except as otherwise expressly required by law, no Member shall have any liability in excess of (i) the amount of said Member’s Percentage Interest, (ii) said Member’s share of any assets and undistributed profits of the Company, (iii) said Member’s obligation to make other payments expressly provided for in this Agreement, and (iv) the amount of any distributions wrongfully distributed to said Member.

Section 10.2         Indemnity.

(a)           Each and every person who serves as a Member, Manager, officer, or committee member of the Company, and each and every person who at the request of the Company serves as a director, manager or officer of another Company, partnership, joint venture trust, or other enterprise shall be indemnified by the Company to the fullest extent permitted by and in accordance with the provisions of the laws of the State of Maryland. Each and every person not described in the foregoing sentence who is now or hereafter becomes an employee or agent of the Company, or who, at the request of the Company, is or hereafter shall become an employee or agent of another Company, partnership, joint venture, trust, or other enterprise may be indemnified by the Company to the fullest extent permitted by, and in accordance with the provisions of, said law. The determination of whether to extend such indemnification, and the extent of such indemnification, to be made by the Management Committee in each individual case. The determination as to whether a Member, Manager, officer, employee, or agent has met the requirements for indemnification shall be made in accordance with said law. The foregoing indemnification shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any applicable law, agreement, or otherwise.

(b)           The Company and each Member hereby agree to indemnify and hold a Withdrawing Member harmless from any losses, claims, or expenses relating to acts or omissions occurring subsequent to the effective date of the closing of his/her Withdrawal.

(c)           In the event any governmental agency disallows one or more specific items of Company expense, and such specific item (or items) inured primarily to the benefit of one of the Members of the Company rather than all of the Members, then the Member to whom such benefit(s) inured shall indemnify and hold the non-benefiting Members and the Company harmless from any losses or expenses which directly relate to the disallowance of such specific items of corporate expense. If more than one Member is deemed to have benefited from such corporate expense, the benefiting Members shall, as between themselves, share responsibility for such indemnification obligation on a pro rata basis based upon the respective benefits received. If the percentage of respective benefits received cannot be reasonably determined, the benefiting Members shall share responsibility based upon their comparative Percentage Interest.

ARTICLE 11

DISSOLUTION, LIQUIDATION AND TERMINATION

Section 11.1         Dissolution. The Bankruptcy, death, dissolution, expulsion, incapacity or Withdrawal of any Member, or the occurrence of any other event under the Act that terminates the continued membership of any Member in the Company, shall not cause a dissolution of the Company.

Section 11.2         Notice of Dissolution. Upon the dissolution of the Company, the Management Committee shall promptly notify the Members of such dissolution and no further business shall be conducted by the Company except the completion of any incomplete transaction and the taking of such action as shall be necessary for the winding up of the affairs of the Company and the distribution of its assets.

Section 11.3         Liquidation. Upon dissolution of the Company, the Management Committee as liquidating trustee, shall immediately commence to wind up the Company’s affairs; provided, however, that a reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the satisfaction of liabilities to creditors so as to enable the Members to minimize the normal losses attendant upon a liquidation. The Members shall continue to share profits and losses during liquidation in the same proportions, as set forth in Article 5 hereof, as before liquidation. The proceeds of liquidation shall be distributed, as realized, in the manner provided in Section 11.5 below.

Section 11.4         Final Accounting. Upon dissolution of the Company, the independent certified public accountants then retained by the Company shall prepare an audited statement setting forth the assets and liabilities of the Company as of the date of dissolution, which statement shall be furnished to all Members.

Section 11.5         Liquidation Allocations and Distributions. In the final Fiscal Year of the Company, Profits and Losses shall be credited or charged to the Capital Accounts of the Members in accordance with the provisions of Article 5. Thereupon, all the assets of the Company, or the proceeds therefrom, shall be distributed or used as follows in the following order of priority:

(i)            for the payment of the debts and liabilities of the Company and the expenses of liquidation;

(ii)           for making reasonable provisions for the payment of contingent liabilities or obligations of the Company, which provisions may include the setting up of any reserve which the Management Committee may deem reasonably necessary for such purpose. Said reserves shall be held by the Management Committee for the purpose of disbursing such reserves in payment of any of the aforementioned contingencies, and as the Management Committee shall deem advisable, to distribute the balance thereafter remaining in the manner hereinafter provided; and

(iii)          to the Members in accordance with the positive balances in their respective Capital Accounts. No Member shall be obligated to restore any deficit in its Capital Account and such deficit shall not be considered a liability for any purpose whatsoever.

Section 11.6         Termination. The Company shall terminate when all of the assets of the Company have been distributed in the manner provided for in this Article 11, and the Articles of Organization shall have been canceled in the manner required by the Act.

Section 11.7         Claims of Members. Members and former Members shall look solely to the Company’s assets for the return of their Capital Contributions, and if the assets of the Company remaining after payment of or due provision for all debts, liabilities and obligations of the Company are insufficient to return such Capital Contributions, the Members and former Members shall have no recourse against the Company or any other Member.

ARTICLE 12

MISCELLANEOUS

Section 12.1         Assurances. Each Member shall execute all certificates and other documents and shall do all such filing, recording, publishing and other acts as the Management Committee deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules and regulations relating to the acquisition, operation or holding of property of the Company.

Section 12.2         Notices. All notices, requests, demands and other communications required or permitted to be given hereunder shall be in writing and shall be deemed duly given if delivered by hand, by facsimile or by overnight courier service or if mailed by registered or certified mail, return receipt requested, to a party at its address set forth on Schedule A or to such other address as may be designated by written notice complying as to delivery with this Section 12.2.

Section 12.3         Failure to Pursue Remedies. The failure of any party to seek redress for violation of, or to insist upon the strict performance of, any provision of this Agreement shall not prevent a subsequent act which would have originally constituted a violation from having the effect of any original violation.

Section 12.4         Cumulative Remedies. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law statute, ordinance or otherwise.

Section 12.5         Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and, to the extent permitted by this Agreement, their successors, legal representatives and assigns. No party may assign any of its rights under this Agreement or delegate any of its obligations under this Agreement except as expressly set forth in this Agreement.

Section 12.6         Interpretation. Throughout this Agreement, nouns, pronouns and verbs shall be construed as masculine, feminine, neuter, singular or plural, whichever shall be applicable. All references herein to “Articles,” “Sections” and paragraphs shall refer to corresponding provisions of this Agreement.

Section 12.7         Severability. In the event any provision of this Agreement or the application of any provision of this Agreement to any Person or circumstance is held to be legally invalid, inoperative or unenforceable, then the remainder of this Agreement shall not be affected unless the invalid provision substantially impairs the benefit of the remaining portions of this Agreement to the other parties hereto.

Section 12.8         Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All counterparts shall be construed together and shall constitute one instrument.

Section 12.9         Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 12.10       Governing Law. This Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Maryland, and all rights and remedies shall be governed by such laws without regard to principles of conflict of laws.

Section 12.11       Amendments. This Agreement may not be amended except by a writing executed by all of the Members.

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement effective as of the 1st day of January, 2005.

MARYLAND RADIATION THERAPY
MANAGEMENT SERVICES, INC.

By:	/s/ Daniel E. Dosoretz

Name:	Daniel E. Dosoretz

Title:	President, & CEO

PENINSULA HEALTH VENTURES, INC.

By:	/s/ Jeffrey F. Turner
Name:	Jeffrey F. Turner
Title:	Vice-President

SCHEDULE A

Member	Units	Percentage Interest

Maryland Radiation Therapy Management Services, Inc. 2234 Colonial Boulevard Fort Myers, Florida 33907	501	50.1%

Peninsula Health Ventures, Inc. 100 East Carroll Street Salisbury, Maryland 21801	499	49.9%

EXHIBIT A

Articles of Organization

Maryland Radiation Therapy Management Services, Inc.
2234 Colonial Boulevard
Fort Myers, Florida 33907

January 1, 2005

Mr. R. Alan Newberry
President
Peninsula Health Ventures, Inc.
100 East Carroll Street
Salisbury, Maryland 21801

Re:          Berlin Radiation Therapy Treatment Center, LLC

Dear Mr. Newberry:

As you are aware, Peninsula Health Ventures, Inc. (“Peninsula”) and Maryland Radiation Therapy Management Services, Inc. (“MRTMS”) are members of Berlin Radiation Therapy Treatment Center, LLC (the “LLC”) and are signatories to LLC’s Operating Agreement (the “Operating Agreement”).

Section 6.3 of the Operating Agreement prohibits each member of the LLC from pledging its units in the LLC without the written consent of the other member.

MRTMS is a wholly-owned subsidiary of Radiation Therapy Services, Inc. (“RTSI”). Pursuant to the terms and provisions of that certain Third Amended and Restated Credit Agreement (the “Credit Agreement”) by and among RTSI, Bank of America, NA and certain other parties, MRTMS’s units in the LLC are subject to pledge by RTSI.

By your signature below on behalf of Peninsula, Peninsula hereby consents to the pledge of MRTMS’s units in the LLC. Please execute this letter where indicated below and return two (2) executed copies to MRTMS.

Very truly yours,

MARYLAND RADIATION THERAPY
MANAGEMENT SERVICES, INC.

By:	/s/ David M. Koeninger
Name: David M. Koeninger
Title: VP

AGREED AND ACKNOWLEDGED:

PENINSULA HEALTH VENTURES, INC.

By:	/s/ R. Alan Newberry
R. Alan Newberry
President